**Exhibit 99.2**







# Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services

**2Q23 Results Conference**

**August 2023**

# Safe Harbor Notice

- This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,' 'estimates,' 'future' or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

ChipMOS

# Agenda

☐ **Welcome**

☐ **2Q23 Operating Results**          **S.J. Cheng**

☐ **2Q23 Financial Results**            **Silvia Su**

☐ **Business Outlook**               **S.J. Cheng**

☐ **Q&A**

**ChipMOS**



# 2Q23 Operating Results

ChipMOS

# Revenue & Gross Margin

□ 2Q23

■ Revenue: NT$5,444.1M (QoQ: +18.2%, YoY: -20.5%)
■ Gross Margin: 17.3% (QoQ: +4.9ppts, YoY: -8.1ppts)



ChipMOS

# Utilization Rate



| 2Q23: 59% | 2Q23: 40% | 2Q23: 72% | 2Q23: 60% | 2Q23: 60% |
| 1Q23: 55% | 1Q23: 42% | 1Q23: 58% | 1Q23: 52% | 1Q23: 52% |
| 2Q22: 75% | 2Q22: 69% | 2Q22: 80% | 2Q22: 77% | 2Q22: 75% |

Testing    Assembly    LCD Driver    Bumping    Overall

Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since 1Q22.

ChipMOS

# 2Q23 Revenue Breakdown

## Product



- Gold bump 20.8%
- DRAM/SRAM 14.7%
- Flash 18.6%
- Mixed-signal 7.8%
- DDIC (COG+COF) 38.1%

## Manufacturing Site



- Bumping (incl. RDL/WLCSP) 21.7%
- Testing 20.2%
- Assembly 20.3%
- LCD Driver 37.8%

ChipMOS

# Revenue Breakdown — Memory

## ☐ 2Q23: 33.3% (QoQ: +8.2%, YoY: -34.2%)





**ChipMOS**

# Revenue Breakdown — DDIC + Gold Bump

□ **2Q23: 58.9% (QoQ: +31.6%, YoY: -4.0%)**





# Revenue Breakdown — End Market

## Content Performance of 2Q23

| Smart Mobile | TV | Computing | Auto/Industry | Consumer |
|---|---|---|---|---|
| **33.7%** | **19.2%** | **5.0%** | **20.7%** | **21.4%** |
| (QoQ +36.9%) | (QoQ +33.4%) | (QoQ +38.7%) | (QoQ +5.0%) | (QoQ -3.9%) |
| • Smart phone<br>• Wearable | • UHD/4K/8K TV<br>• OLED TV<br>• NB/Tablet | • PC / Server<br>• SSD | • In-car infotainment<br>• ADAS / sensor | • Game, TWS<br>• Smart speaker<br>• DSC, STB |













🟢 DDIC & Gold bump 🔵 Memory & Mixed-signal

10

**ChipMOS**



# 2Q23 Financial Results

# Consolidated Operating Results Summary

| (NT$ Millions) | 2Q23 | 1Q23 | 2Q22 |
|---|---|---|---|
| Revenue | 5,444.1 | 4,605.1 | 6,851.7 |
| Profit Attributable to the Company | 628.5 | 202.4 | 1,320.6 |
| EPS Attributable to the Company - Basic (NT$) | 0.86 | 0.28 | 1.82 |
| Earnings per ADS equivalent - Basic (US$) [1] | 0.56 | 0.18 | 1.17 |
| | | | |
| Depreciation & Amortization | 1,210.1 | 1,197.6 | 1,197.3 |
| CapEx | 691.6 | 313.2 | 1,400.8 |
| EBITDA [2] | 1,731.5 | 1,383.0 | 2,474.1 |
| | | | |
| Return on Equity (%) [3] | 10.3% | 3.2% | 21.3% |

Notes:

(1) The exchange rate was NT$31.14 against to US$1.00

(2) EBITDA = Operating Profit + Depreciation & Amortization

(3) Annualized return on equity to the Company for the quarter

**ChipMOS**

# Consolidated Statements of Comprehensive Income

Selected Items from Consolidated Statements of Comprehensive Income

| (NT$ Millions) | 2Q23 | 1Q23 | QoQ | 2Q22 | YoY |
|---|---|---|---|---|---|
| Revenue | 5,444.1 | 4,605.1 | 18.2% | 6,851.7 | -20.5% |
| Gross Profit | 940.6 | 569.8 | 65.1% | 1,741.9 | -46.0% |
| Gross Margin | 17.3% | 12.4% | 4.9ppts | 25.4% | -8.1ppts |
| Operating Expenses | (442.0) | (400.6) | 10.3% | (485.1) | -8.9% |
| Operating Profit | 521.4 | 185.4 | 181.2% | 1,276.8 | -59.2% |
| Operating Profit Margin | 9.6% | 4.0% | 5.6ppts | 18.6% | -9.0ppts |
| Non-operating Income (Expenses)[1] | 222.4 | 43.5 | 411.3% | 308.9 | -28.0% |
| Profit Attributable to the Company | 628.5 | 202.4 | 210.5% | 1,320.6 | -52.4% |
| EPS Attributable to the Company - Basic (NT$) | 0.86 | 0.28 | 207.1% | 1.82 | -52.7% |
| Weighted Average Shares Outstanding (in thousands) - Basic | 727,240 | 727,240 | 0.0% | 727,240 | 0.0% |
| EPS Attributable to the Company - Diluted (NT$) | 0.86 | 0.28 | 207.1% | 1.80 | -52.2% |
| Weighted Average Shares Outstanding (in thousands) - Diluted | 729,531 | 735,090 | -0.8% | 732,021 | -0.3% |

Note (1) :

QoQ: Difference mainly due to positive foreign exchange impact of NT$194M from a foreign exchange loss of NT$44M in 1Q23 to a foreign exchange gain of NT$150M in 2Q23 and partially offset by the decrease of gain on valuation of financial assets at fair value through profit or loss of NT$21M.

YoY : Difference mainly due to the decrease of share of profit of associates accounted for using equity method of NT$94M, a lower foreign exchange gain of NT$75M and partially offset by the positive of valuation of financial assets at fair value through profit or loss impact of NT$56M (gain of NT$4M in 2Q23 and loss of NT$52M in 2Q22) and the decrease of net interest expense of NT$16M.

ChipMOS

# Consolidated Statements of Financial Position & Key Indices

Selected Items from Consolidated Statements of Financial Position

| | 2Q23 | | 1Q23 | | 2Q22 | |
|---|---|---|---|---|---|---|
| (NT$ Millions) | Amount | % | Amount | % | Amount | % |
| Current Assets | 20,530.2 | 44.8% | 19,601.4 | 42.9% | 16,981.2 | 39.5% |
| Non-current Assets | 25,306.2 | 55.2% | 26,108.6 | 57.1% | 26,056.0 | 60.5% |
| Total Assets | 45,836.4 | 100.0% | 45,710.0 | 100.0% | 43,037.2 | 100.0% |
| Current Liabilities | 7,816.5 | 17.0% | 5,830.0 | 12.8% | 8,677.9 | 20.2% |
| Non-current Liabilities | 14,193.4 | 31.0% | 14,833.5 | 32.4% | 10,583.9 | 24.6% |
| Total Liabilities | 22,009.9 | 48.0% | 20,663.5 | 45.2% | 19,261.8 | 44.8% |
| Total Equity | 23,826.5 | 52.0% | 25,046.5 | 54.8% | 23,775.4 | 55.2% |
| Total Liabilities and Equity | 45,836.4 | 100.0% | 45,710.0 | 100.0% | 43,037.2 | 100.0% |
| Key Indices | | | | | | |
| A/R Turnover Days | 76 | | 86 | | 77 | |
| Inventory Turnover Days | 58 | | 69 | | 56 | |



ChipMOS

# Consolidated Statements of Cash Flows

| (NT$ Millions) | 1H23 | 1H22 |
|---|---|---|
| Cash and Cash Equivalents at Beginning of Period | 9,896.6 | 5,906.2 |
| Net Cash Generated from (used in) Operating Activities | 3,286.5 | 5,454.2 |
| Net Cash Generated from (used in) Investing Activities | (1,487.9) | (3,204.8) |
| Net Cash Generated from (used in) Financing Activities | 594.6 | (900.2) |
| Effect of Exchange Rate Change on Cash | 3.3 | 14.2 |
| Cash and Cash Equivalents at End of Period | 12,293.1 | 7,269.6 |
| Free Cash Flow[1][2] | 1,950.0 | 2,321.0 |

Note :
(1) Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum.
(2) Difference mainly due to the decrease of operating profit of NT$1,802M and partially offset by the decrease of CapEx of NT$1,020M and income tax expense of NT$360M.

**ChipMOS**

# Capital Expenditures & Depreciation

☐ 2Q23

    ■ CapEx: NT$691.6M

    ■ Depreciation: NT$1,210.1M





# Business Outlook

# Market & Business Outlook

☐ Momentum is gradually rebounding and starting to see some signs of improvement in specific areas

- ■ Memory: Positive indications despite continued destocking at certain customers
  - ✓ DRAM demand likely begins to improve mid-3Q23 with benefit from Memory IDMs lowering their UT level
  - ✓ NAND Flash demand is rebounding
- ■ DDIC: Auto panel and OLED demand stable and gradually rebounding
  - ✓ UT level of high end DDIC test platforms further improving and some specific platforms are near fully occupied
  - ✓ Capacity plan depends on UT level and customers' demand

**ChipMOS**

# Q&A

**www.chipmos.com**

ChipMOS